EXHIBIT 4.2

DESCRIPTION OF COMMON STOCK

The following summary of certain material provisions of the common stock of Element Solutions Inc (“Element Solutions,” “we,” “our” and “us”) does not purport to be complete. You should refer to our certificate of incorporation, as amended, and amended and restated by-laws, which are filed as Exhibits 3.1 and 3.2, respectively, to our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The summary below is also qualified by reference to the provisions of the Delaware General Corporate Law ("DGCL"). We encourage you to read those organizational documents and the DGCL carefully.

General
The capital stock authorized by our certificate of incorporation, as amended, consists of 405,000,000 shares divided into (i) 400,000,000 shares, par value $0.01 per share, of common stock, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
Voting. Each holder of our common stock will generally be entitled to one vote for each share of common stock owned of record on all matters submitted to a vote of stockholders. Except as otherwise required by law, holders of common stock (as well as holders of any preferred stock entitled to vote with the common stockholders) will generally vote together as a single class on all matters presented to the stockholders for their vote or approval, including the election of directors. There will be no cumulative voting rights with respect to the election of directors or any other matters.
Dividends and distributions. Subject to applicable law and the rights, if any, of the holders of any series of preferred stock then outstanding, the holders of our common stock will have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our Board of directors, from legally available funds.
Liquidation, dissolution or winding up. Subject to applicable law and the rights, if any, of the holders of any series of preferred stock then outstanding, in the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in proportion to the number of shares of common stock held by them in the assets available for distribution after payment or reasonable provision for the payment of all creditors.
Redemption, conversion or preemptive rights. Holders of our common stock have no redemption rights, conversion rights or preemptive rights to purchase or subscribe for our securities.
Other provisions. There will be no redemption provisions or sinking fund provisions applicable to our common stock.
The rights, preferences, and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights, preferences and privileges of the holders of any series of our preferred stock.
Preferred Stock
Blank Check Preferred. Under our certificate of incorporation, as amended, our Board is authorized by resolution to create and issue one or more series of preferred stock, and, with respect to each series, to determine the number of shares constituting the series and the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, which may include dividend rights, conversion or exchange rights, voting rights, redemption rights and terms and liquidation preferences, without stockholder approval. Our Board may therefore create and issue one or more series of preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock and which could have certain anti-takeover effects. Before we may issue any series of preferred stock, our Board will be required to adopt resolutions creating and designating such series of preferred stock.
Certificate of Incorporation, as Amended, and Amended and Restated By-laws Anti-Takeover Provisions
Our certificate of incorporation, as amended, and amended and restated by-laws contain several provisions, which could delay, defer or prevent a change of control from occurring. These provisions provide the following:
•our Board has the authority to issue preferred stock without stockholder approval with any rights or preferences the Board determines;
•special meetings of stockholders may only be called by our Board or our Chief Executive Officer; and

•there is no cumulative voting in the election of directors.
These and other provisions may have the effect of deferring hostile takeovers or delaying a change in control or management.
Delaware Law Anti-Takeover Provision
As a Delaware corporation, we are subject to Section 203 of the DGCL which restricts certain "business combinations" with "interested stockholders" for three years following the date that a person becomes an interested stockholder unless: (1) the "business combination" or the transaction which caused the person or entity to become an interested stockholder is approved by the board prior to such business combination or transactions; (2) upon the completion of the transaction in which the person or entity becomes an "interested stockholder," such interested stockholder holds at least 85% of the voting stock of Element Solutions not including (x) shares held by officers and directors and (y) shares held by employee benefit plans under certain circumstances; or (3) at or after the person or entity becomes an "interested stockholder," the “business combination” is approved by the board and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by such interested stockholder. A Delaware corporation may elect not to be governed by Section 203. Element Solutions has not made such an election.
Liability of Directors and Officers
As permitted by Section 102(b)(7) of the DGCL, our certificate of incorporation, as amended, provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may be amended. This provision of our certificate of incorporation, as amended, does not eliminate the directors’ fiduciary duties, and in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief, which will remain available under Delaware law. In addition, each director will be subject to liability for breach of the director’s duty of loyalty to us, including for actions leading to improper personal benefit to the director, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. This provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.
Our amended and restated by-laws also provide that we shall indemnify and advance expenses to our officers and directors to the fullest extent permitted by applicable law as currently in effect or as the same may be amended.
Transfer Agent and Registrar
Computershare is the transfer agent and registrar for shares of our common stock.
Listing
Currently, our common stock is listed on the NYSE under the ticker symbol "ESI."
2